1 Himalaya Shipping Ltd. - Q4 2023 Results Presentation 15 February 2024

2 DISCLAIMER Forward Looking Statements This results presentation and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “indicative,” “illustrative,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, statements about the benefits of our vessels, including the flexibility and ability to bunker with LNG, LSFO, or HSFO, the terms of our charters, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, including expected average rates, fleet growth, new orderings, the impact of an aging global fleet, expected trends regarding iron ore demand, demand outlook, limited supply growth of dry bulk vessels and yard capacity, replacement needs, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to complete the purchase of the vessels we have agreed to acquire and on schedule; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully employ our dry bulk vessels and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing and to refinance our debt as it falls due; our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Risk Factors” in our registration statement on Form F-1/A filed with the U.S. Securities and Exchange Commission on March 30, 2023. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including EBITDA, average daily TCE earnings, and illustrative free cash flow. EBITDA represents our net income/(loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average daily TCE earnings, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. For a reconciliation of EBITDA and average daily TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended December 31, 2023, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow see slide 15 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q4 2023 Highlights: • All delivered vessels generated total operating revenues of $18.3 million, an average time charter equivalent earnings of approximately US$34,400/day, gross. • Net income of $4.5 million and EBITDA of $13.4 million for the quarter ended December 31, 2023. • Secured time charter agreements for the three remaining uncontracted vessels for 24 months’ time charters with an evergreen structure to commence in the first half of 2024, at an index-linked rate reflecting a significant premium to the Baltic 5TC index (BCI). • Extended index linked time charters for six of our vessels by an additional year, until the end of 2026. • Converted index linked charters to fixed rate charters for 5 vessels for varying periods from December 1, 2023 to March 31, 2024. Two vessels will earn a fixed scrubber premium of $2,500 per day from December 1, 2023, to March 31, 2024. The remaining three vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements. • Completion of Private Placement in December 2023, raising net equity proceeds of approximately $17.0 million. Subsequent events: • Successful delivery and commencement of operations of three additional Newcastlemax dual fuel newbuildings. • Final instalments for three delivered vessels financed by sale and leaseback facilities totalling $147.8 million. • Conversion of index linked charters on Mount Bandeira and Mount Hua to fixed charters from February 1, 2024 to June 30, 2024 at an average rate of $26,866. They will continue to earn scrubber premium according to the terms of their existing time charter agreements. • Declaration of cash distribution for January 2024 of $0.01 per common share.

4 Key Financials Q4 2023 Income statement Comments VarianceQ3 2023Q4 2023US$ millions, except per share data 8.110.218.3 Operating revenues (0.6)(3.0)(3.6)Vessel operating expenses -(0.2)(0.2) Voyage expenses and commission (0.2)(0.9)(1.1) General and administrative expenses (0.4)(3.2)(3.6) Depreciation and amortization (1.2)(7.3)(8.5) Total operating expenses 6.92.99.8Operating profit (0.6)(5.0)(5.6) Interest expense 0.30.10.4 Other financial items (0.4)(4.9)(5.2) Total financial expense, net ---Tax expense 6.6(2.0)4.6 Net income (loss) (0.05)0.11Earnings per share 7.36.113.4EBITDA • Increase in operating revenues of $8.1 million in Q4 2023, due to 6 vessels operating for the full quarter and increase in average time charter equivalent earnings, gross. Average TCE earnings of approx. US$34,400/day in Q4 2023 vs $22,300/day in Q3 2023. • Cash break-even TCE estimated to be approximately $24,600 per day. • Increase in vessel operating expenses of $0.6 million in Q4 2023 due to 6 vessels operating for the full quarter . • General and administrative expenses increased by $0.2 million in Q4 2023. • Increase in Interest expense by $0.6 million in Q4 2023 due to interest for the full quarter on the sale & leaseback financing for 6 vessels, net of interest capitalized. • EBITDA of $13.4 million in Q4 2023, an increase of $7.3 million over Q3 2023. • Increase in operating profit by $6.9 million in Q4 2023. • Net income of $4.6 million in Q4 2023 vs a net loss of $2.0 million in Q3 2023.

Key Financials Q4 2023

Balance Sheet Summary

US$ millions	December 31, 2023	September 30, 2023	Variance
Cash and cash equivalents	25.6	12.8	12.8
Vessels and equipment	428.6	432.3	(3.7)
Newbuildings	132.6	108.8	23.8
Total assets	604.4	560.4	44.0
Long-term debt	439.5	421.9	17.6
Total equity	159.4	132.6	26.8

Comments

- Net cash generated by operating activities in Q4 2023 of $8.4 million.
- Net cash used in investing activities in Q4 2023 was $28.9 million, primarily consisting of $20.7 million used for installment payments on the newbuildings and $5.1 million used on the charterer's portion of the January 2024 vessel deliveries which was paid in advance.
- Net cash provided by financing activities in Q4 2023 was $33.3 of which $16.0 million was from the December 2023 Private Placement and $20.7 million was from pre-delivery financing on newbuilding instalments, partially offset by loan repayments of $3.4 million;
- Increase in newbuildings was mainly due to $20.7 million for instalment payments on the newbuildings
- Increase in long-term debt was mainly due to pre-delivery financing of $20.7 million on newbuilding instalments, offset by loan repayments.
- Total remaining shipyard capex (including scrubbers) of $306.0 million. Current committed sale lease-back financing of $295.5 million.
- $10 million available to draw-down under the RCF with Drew Holdings Ltd.

5

6 Contract overview

7 Strong demand Capesize tonne-mile demand growth of 4% in 2023 Capesize tonne-mile demand growth of 10.8% in January 2024 Source: Arrow Shipbroker Capesize Panamax Supramax Handysize Capesize Panamax Supramax Handysize

8 Strong demand outlook Significant iron ore production growth in the Atlantic basin Required ships if transported to China1 1) Assuming 180k tonnes pr ship – 100 days round voyage with iron ore discharge in China Incremental iron ore production (MT/year) from these 2 projects 60 35 0 10 20 30 40 50 60 70 80 90 100 MT iron ore Simandou Vale incremental 145 96 0 20 40 60 80 100 120 140 160 Required ships Current Order book Source: Vale & Rio Tinto

9 Baltic 5TC index rate Strongest start to the year since 2010 YTD average rate $20k/day up 167% Y/Y

10 0 50 100 150 200 250 300 350 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022 Ac tiv e Sh ip ya rd s, T ot al No. Active Shipyards, Global 20,000+ dwt The right timing 25 year low orderbook Significant reduction in yard capacity Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) (59%) 0 50 100 150 200 250 300 350 400 450 2000 2003 2006 2009 2012 2015 2018 2021 Capesize fleet DWT Capesize orderbook DWT Orderbook 5.7% of fleet

11 Significant replacement needs Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 60% of the fleet >20 years by 2033 % of fleet >20 years # ships turning 20 yearsYear 3%60Current 5%402024 7%472025 10%582026 13%562027 15%452028 21%1102029 31%2122030 44%2512031 55%2142032 60%1032033 0 50 100 150 200 250 300 350 19 93 19 96 19 98 19 99 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 Delivered Newbuildings Vessels built post-2016 unaffected by 20303 Vessels built between 2009 and 20153Vessels built before 20093 734 ships – 35%1,072 ships – 51%306 ships – 15% Unlikely to be able to build significant capacity before 2028

The right ships

43% more CO_2 efficient than a standard Capesize[1]


CO2 pr day (mT)
(43%)
138
78
CO2
180k dwt 2014/15 built Capesize vessel
Himalaya Newcastlemax LNG propulsion

Dual fuel gives flexibility

AFFINITY

	$/HFO-ton					
	HFO 380	LSMGO	VLSFO	LNG	METHANOL (GREY)	AMMONIA (BLUE)
Houston	456	848	616	273	788	-
Panama	461	886	641	284	-	-
Rotterdam	457	787	563	403	608	1,113
Suez/MEG	616	831	721	496	-	711
Far East	455	772	627	455	592	798

Himalaya have fuel flexibility – can run on LNG, HFO or VLSFO

Current LNG prices (12 Feb 2024) quoted by Affinity Shipbrokers as the cheapest fuel option



LNG bunkering operations on Mount Matterhorn

1. When running on LNG, basis 43 mT pr day fuel consumption and 3.2 CO_2 pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 CO_2 pr mT for a Himalaya newbuild. Source: Bloomberg and Company estimates . 2. Himalaya Shipping vessel is estimated to save 43% compared to a Bimco standard Cape, and realise a 25% saving through a carbon savings clause.

12

13 1. 2022 average of the 5 T/C Routes for Baltic Capesize Index of $16,177. 2. Scrubber benefit based on VLSFO – HSFO spread of $236 basis Singapore bunkering for average January 2023. 3. Premium achieved will depend on the terms Himalaya Shipping is able to achieve in contracts entered into, including the variable scrubber earnings. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023, Bloomberg and Company estimates Fuel flexibility unlocking premium potential vs. conventional vessels The right ships ~70% potential3 when reflecting theoretical size and fuel benefits combined with scrubber premium ~30% scrubber earnings premium potential2 26% lower laden fuel consumption • 43 mT3 BIMCO BCI 5TC 2014- built Capesize • 32 mT3 Himalaya DF LNG Newcastlemax 17% larger cargo intake • 175k tonnes BIMCO BCI 5TC 2014-built Capesize • 205k tonnes Himalaya DF LNG Newcastlemax 2022 average Capesize Index1 16 200 2 754 4 212 4 858 28 024 $/day

14 71.6$mValue of ship (average purchase price) 63.1 "Financing (average debt financing)1 88%%Loan to purchase price 16,567 $/dayFixed bareboat day-rate2 841 $/dayScrubber financing3 6,400"Estimated Opex 732"Estimated SG&A 24,540"Estimated cash break-even (3,100)$/dayEstimated scrubber benefit when sailing4 (6,300)42%Earnings premium5 ~15,100$/dayCapesize index equivalent cash break-even rate The right financing Estimated cash break-even of a fully delivered basis 1. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $150 basis Singapore bunkering for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. Platts quoted bunker spread 14 Feb 2024 is $210/t. 5. 11 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023 and Company estimates Last upcycle Capesize rates vs. est. equivalent cash break-even 1 year Capesize timecharter rates 2003 – 2010, ($/day) 0 50,000 100,000 150,000 200,000 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 ~ 15,100 Oct 2008 118.4% Orderbook to fleet %Dec 2003 20.2% Orderbook to fleet %

15 1) This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2) Assumes BCI5 Index rates + 42% premium + $3,100 in scrubber benefit less $24,540/d in cash breakeven x 12 ships, divided on 43,900,000 shares outstanding $/FCF per share2 based on BCI5 Index rates Illustrative free cash-flow per share1 0.0 0.7 1.4 2.1 2.8 3.5 4.2 4.9 5.7 15,100 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 $/share FCF per year BCI5 Index rate